UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Wisdom Homes of America, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

97717U202

(CUSIP Number)

June 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717U202	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Securities LLC 26-1583831
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 772,594
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 772,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,594
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.4%
12.	TYPE OF REPORTING PERSON** BD

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 97717U202	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CALC III LP 46-2737051
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 772,594
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 772,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,594
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.4%
12.	TYPE OF REPORTING PERSON** PN; HC

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 97717U202	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Securities GP LLC 82-2115505
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 772,594
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 772,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,594
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.4%
12.	TYPE OF REPORTING PERSON** OO; HC

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 97717U202	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 772,594
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 772,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,594
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.4%
12.	TYPE OF REPORTING PERSON** IN; HC

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 97717U202	13G	Page 6 of 11 Pages

Item 1(a).	Name of Issuer.

Wisdom Homes of America, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 500 North Northeast Loop 323, Tyler, Texas 75708.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company (the “Shares”):

(i)       Citadel Securities LLC, a Delaware limited liability company (“Citadel Securities”), as a broker dealer and market maker;

(ii)       CALC III LP, a Delaware limited partnership (“CALC3”), as a non-member manager;

(iii)       Citadel Securities GP LLC, a Delaware limited liability company (“CSGP”), as general partner of CALC3; and

(iv)       Kenneth Griffin, an individual and President and Chief Executive Officer of, and who owns a controlling interest in, CSGP.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c).	Citizenship.

Citadel Securities is a limited liability company organized under the laws of the State of Delaware. CALC3 is a limited partnership organized under the laws of the State of Delaware. CSGP is a limited liability company organized under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share.

CUSIP No. 97717U202	13G	Page 7 of 11 Pages

Item 2(e).	CUSIP Number.

97717U202

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

The percentages used herein are calculated based upon 2,931,895 shares issued and outstanding which is calculated by adjusting 146,594,770 shares of common stock, par value $0.001, issued and outstanding as of November 14, 2015 as reported in the Company Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the SEC on November 23, 2015 by a 1-for-50 reverse split effective on December 29, 2015 as reported on the Company’s Current Report on Form 8-K, filed April 1, 2016. As of the close of business on June 30, 2017, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

CUSIP No. 97717U202	13G	Page 8 of 11 Pages

A.	Citadel Securities LLC

(a)	Amount beneficially owned: 772,594

(b)	Percent of class: 26.4%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 772,594

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 772,594

B.	CALC III LP

(a)	Amount beneficially owned: 772,594

(b)	Percent of class: 26.4%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 772,594

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 772,594

C.	Citadel Securities GP LLC

(a)	Amount beneficially owned: 772,594

(b)	Percent of class: 26.4%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 772,594

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 772,594

D.	Kenneth Griffin

(a)	Amount beneficially owned: 772,594

(b)	Percent of class: 26.4%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 772,594

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 772,594

Each Reporting Person disclaims beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.

CUSIP No. 97717U202	13G	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 97717U202	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 13, 2017

CITADEL SECURITIES LLC /s/: Shawn Fagan
Shawn Fagan, Authorized Signatory

CALC III LP
/s/: Shawn Fagan
Shawn Fagan, Authorized Signatory

CITADEL SECURITIES GP LLC
/s/: Shawn Fagan
Shawn Fagan, Authorized Signatory

KENNETH GRIFFIN /s/: Mark Polemeni
Mark Polemeni, Attorney-in-Fact

CUSIP No. 97717U202	13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Description

24.1	Power of Attorney (incorporated by reference to Power of Attorney filed as an attachment to Schedule 13G filed on January 18, 2013 by Citadel Advisors LLC with respect to securities of TiVo Inc. (File No. 005-57007))

99.1	Joint Filing Agreement